

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2019

William Myers
Vice President, General Counsel and Secretary
Carrols Holdco Inc.
968 James Street
Syracuse, NY 13203

> **Re: Carrols Holdco Inc.**
> **Registration Statement on Form S-4**
> **Filed March 28, 2019**
> **File No. 333-230554**

Dear Mr. Myers:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Patrick Kuhn at (202) 551-3308 with any questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure

cc: Wayne Wald